AM 10/4/2005



C.M. 10/3

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 28 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SI MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fiducial Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9102 N. Meridian Street, Suite 540
(No. and Street)

Indianapolis, (City) IN (State) 46260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yves Morard Lacroix (410) 884-0090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 05 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yves Morard Lacroix, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fiducial Investment Advisors, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


REGINA M KOZA
NOTARY
PUBLIC
HOWARD COUNTY, MD.


RECEIVED
PROCESSING
SEP 2 8 2005
213
SECTION
WASH, D.C.

FIDUCIAL INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Fiducial Investment Advisors, Inc.

We have audited the accompanying statement of financial condition of Fiducial Investment Advisors, Inc. as of June 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fiducial Investment Advisors, Inc. as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
September 12, 2005

FIDUCIAL INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Receivable from brokers and dealers	$ 131,247
Securities owned, at market or fair value	18,860
Other assets	12,908
TOTAL ASSETS	$ 163,015

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Cash deficit	$ 307
Accounts payable, accrued expenses and other liabilities	38,995
Commissions payable	23,883
Payable to parent company	13,400
Total Liabilities	$ 76,585
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 1,000,000 shares, 800,000 voting and 200,000 non-voting shares; issued and outstanding are 109,360 voting shares	$ 36,896
Additional paid in capital	91,737
Retained earnings (deficit)	(42,203)
Total Shareholders' Equity	$ 86,430
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 163,015

The accompanying notes are an integral part of this financial statement.

FIDUCIAL INVESTMENT ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company (formerly Frontier Financial Consultants, Inc.), a wholly-owned subsidiary of Fiducial Financial Services, Inc., was incorporated in the state of Indiana on October 6, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2005 the Company's net capital and required net capital were $70,919 and $5,106 respectively. The ratio of aggregate indebtedness to net capital was 108%.

NOTE 3 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of Fiducial Financial Services, Inc. (FFS). The Company is also affiliated through common ownership with Fiducial, Inc., Fiducial Business Services, Inc., Fiducial Support Systems, Inc., Fiducial Properties, Inc., Fiducial Business Centers, Inc. (FBC), Fiducial Franchises, Inc., Fiducial Recruiting, Inc., Fiducial Lending Corporation and Diamond Title & Escrow, Inc.

On October 1, 2004, the Company entered into an agreement with FBC, with a one year term, whereby FBC will pay certain overhead and operating expenses on the Company's behalf. The Company will pay FBC at the beginning of each month $4,468 for that month's expenses allocated as follows:

	One Month	Nine Month Total
Occupancy	$ 2,696	$ 24,264
Communications	710	6,390
Shared compensation	125	1,125
Other	937	8,433
Total	$ 4,468	$ 40,212

$13, 400 is owed to FBC at June 30, 2005.

From July 1, 2004 through September 30, 2004, the Company paid a former related party $5,000 as reimbursement for overhead and operating costs.

NOTE 4 - S CORPORATION

The Company, until October 1, 2004, was classified as an S Corporation for income tax purposes. Up until this date, income taxes were the responsibility of the individual shareholder of the Company. On October 1, 2004, the Company became no longer eligible for S Corporation status.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options and mortgage-backed to-be-announced securities (TBAs). These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

TBAs provide for the delayed delivery of the underlying instrument. As a seller (writer) of options, the customer receives a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future date at a contracted price. Should the market value of the underlying security move in favor of the option holder (owner), the loss of the option seller (writer) would be equal to the difference between the price per unit contracted for in the option agreement and the market value of the underlying security.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Clearing Agreement - In order to facilitate all of the aforementioned transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible or any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

In addition, under the terms of the agreement, the Company is required to maintain a $100,000 deposit with this Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. The Company is also prohibited from entering into similar agreements with other broker/dealers without prior written approval from the Clearing Broker/dealer.

NOTE 6 - SECURITIES OWNED

Securities owned consist of equity securities and warrants to purchase equity securities of a corporation. The Company's management has valued the equity securities and warrants at $18,860 and $0 respectively.

NOTE 7 - OTHER COMMITMENT

Operating Lease – On September 1, 2004 the Company entered into an agreement, with an original term of 3 years, with a provider of customer information services. The following is a schedule of the future minimum lease payments pursuant to this agreement.

Year Ended June 30,	Amount
2006	$ 60,600
2007	60,600
2008	10,100
Total	$ 131,300